SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August, 2006

Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

NOTICE TO THE MARKET
 COMPANHIA SIDERÚRGICA NACIONAL
Rua São José 20, Grupo 1602, parte
Rio de Janeiro/RJ
Corporate Taxpayers’ ID (CNPJ) 33.042.730/0001 -04

• Investment Grade in Foreign Currency
 • Environmental License of the Cement Project

1) CSN announces that as FITCH ratings reviewed the “teto país” rating methodology, the Company was rated Investment Grade in Foreign Currency. This achievement, concerning the IDR (Issuer Default Rating), increased from Non Investment Grade (BB+) to Investment Grade (BBB).

2) CSN announces that the State Environmental Control Commission (CECA) and the State Environmental Engineering Foundation (FEEMA) of the State of Rio de Janeiro, granted CSN Cimentos S.A., the Installation Permit, to develop a cement manufacturing unit, which will produce 3 million tons per year, based on iron and steel aggregate for blast furnace, in the district of Volta Redonda, in the State of Rio de Janeiro.

Concerning this important license, Marcos Paim, CSN’s Officer, in charge of the project execution said: "The Cement Project is stick to its schedule, with the approval of the 3Mtpy and the beginning of the construction works in Volta Redonda, as of August 07, 2006. We stick to our goal in order to start operating in the last quarter of 2007”.

Rio de Janeiro, August 17, 2006

Companhia Siderúrgica Nacional
Benjamin Steinbruch
CEO and Investor Relations Executive Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 17, 2006

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer and Acting Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.